UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 15, 2019

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Smedeland 36

2600 Glostrup (Copenhagen)

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 3.1 to this Report on Form 6-K are the Articles of Association of Zealand Pharma A/S, or the Company.

Grant of warrants

On March 15, 2019, the Company has increased its share capital by a nominal amount of DKK 72,000 divided into 72,000 new shares with a nominal value of DKK 1 each. The increase is a consequence of the exercise of warrants granted under one of the Company’s employee warrant programs.

The exercise price was DKK 75.90 per share and the total proceeds to Zealand from the capital increase amount to DKK 5,464,800

The new shares will be listed on Nasdaq Copenhagen after registration of the capital increase with the Danish Business Authority. Following registration of the new shares, the share capital of Zealand will be nominal DKK 30,858,827 divided into 30,858,827 shares with a nominal value of DKK 1 each.

The amendment to the Company’s Articles of Association resulting from the share capital increase has today been registered with the Danish Business Authority and is included as Exhibit 3.1 hereto and incorporated by reference herein

Exhibits

Reference is made to the Exhibit Index included hereto.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

By:	/s/ Mats Blom

Name: Mats Blom
Title: Chief Financial Officer

Date: March 15, 2019

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EXHIBIT INDEX

Exhibit No.	Description

3.1	Articles of Association.

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